EXHIBIT 99.2

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1

State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares ("WonderFi Shares") of WonderFi Technologies Inc. ("WonderFi"). WonderFi's head office is located at 341-110 Cumberland St., Toronto, Ontario, Canada, M5V 3V5.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place. Not applicable. See Item 2.2.

Item 2 – Identity of the Acquiror

2.1

State the name and address of the acquirer.

The acquiror is Mogo Inc. ("Mogo"), indirectly through its wholly owned subsidiary, Mogo Financial Inc. ("Mogo Financial"). Mogo's address is 516-409 Granville St., Vancouver, British Columbia, Canada V6C 1T2.

2.2

State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

This report is being filed as a result of a change in a material fact contained in the most recently filed early warning report of Mogo dated March 27, 2024.

On March 27, 2024, Mogo and KAOS Capital Ltd., a company controlled by Adam Arviv ("KAOS", together with Mogo, the "Shareholders") entered into a voting agreement (the "Voting Agreement") pursuant to which, among other things, the Shareholders agreed to vote their WonderFi Shares for certain individuals for election to the board of directors of WonderFi (the "WonderFi Board") at the 2024 annual general meeting of shareholders of WonderFi (the "2024 WonderFi Meeting"). As a result of entering into the Voting Agreement, Mogo and KAOS may have been presumed to be acting jointly or in concert under applicable securities laws.

On April 30, 2024, KAOS and WonderFi entered into a cooperation agreement (the "Cooperation Agreement"), setting forth certain rights and obligations of the parties thereto with respect to the composition of the WonderFi Board. Concurrently with the entering into of the Cooperation Agreement, Mogo entered into an amendment (the "Amendment") to its investor rights agreement dated April 2, 2023 with WonderFi (as amended by the Amendment, the "Amended Mogo IRA") setting forth certain amendments to existing rights thereunder and certain additional new rights agreed to by Mogo and WonderFi. In connection with the entering into of the Cooperation Agreement, KAOS and Mogo also agreed to terminate the Voting Agreement. As a result of the termination of the Voting Agreement, Mogo and KAOS are no longer presumed to be acting jointly or in concert under applicable securities laws.

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2.3	State the names of any joint actors. Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1

State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror's securityholding percentage in the class of securities.

Not applicable.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report. Not applicable.

3.3	If the transaction involved a securities lending arrangement, state that fact. Not applicable.

3.4

State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately before the execution of the Amendment and termination of the Voting Agreement, Mogo had beneficial ownership of, indirectly through Mogo Financial, and exercised control and direction over, 86,962,639 WonderFi Shares, representing approximately 13.35% of the WonderFi Shares issued and outstanding as at December 31, 2023 (as disclosed in WonderFi's annual financial statements for the year ended December 31, 2023). Mogo's ownership and control of WonderFi Shares remained unchanged following the execution of the Amendment and termination of the Voting Agreement.

3.5

State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.4.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

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3.6

If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

3.7

If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104. Not applicable.

3.8

If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Not applicable. See Item 2.2.

4.2

In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquirer.

Not applicable. See Item 2.2.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable. See Item 2.2.

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Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

Pursuant to the Amended Mogo IRA, Mogo has agreed to sell up to 20,000,000 WonderFi Shares on and subject to the terms set out in the Amended Mogo IRA. Mogo has also granted KAOS a right of first refusal over up to 20,000,000 WonderFi Shares that Mogo may sell before the 2026 WonderFi AGM, which applies to the same 20,000,000 WonderFi Shares Mogo agreed to dispose of under the Amended Mogo IRA.

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

Not applicable.

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

Not applicable.

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(f)	a material change in the reporting issuer's business or corporate structure;

Not applicable.

(g)	a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

Not applicable.

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

Not applicable.

(j)	a solicitation of proxies from securityholders; and

Not applicable.

(k)	an action similar to any of those enumerated above.

Not applicable.

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Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Pursuant to the Amended Mogo IRA, until the annual general meeting of WonderFi Shareholders to be held in the 2026 calendar year (including any adjournment(s) thereof) (the "2026 WonderFi AGM"), among other things, Mogo is required to: (i) vote its WonderFi Shares in favour of the size of the WonderFi Board being set at and remaining at nine (9) directors; (ii) have its WonderFi Shares be represented in person or by proxy for establishing quorum of WonderFi shareholder meeting: (iii) vote its WonderFi Shares in favour of all individuals nominated by the WonderFi Board and recommended by the WonderFi Board for election to the WonderFi Board (and not in favour of any other nominees for election to the WonderFi Board); and (iv) vote its WonderFi Shares in favour of each matter or proposal recommended for shareholder approval by the WonderFi Board that requires approval by ordinary resolution (subject to certain exclusions). Until the 2026 WonderFi AGM, so long as it owns, directly or indirectly, at least 20,000,000 WonderFi Shares, Mogo shall be entitled to nominate one nominee to the WonderFi Board. Pursuant to the Amended Mogo IRA, Mogo has also agreed to sell up to 20,000,000 WonderFi Shares on and subject to the terms set out in the Amended Mogo IRA. A copy of the Amended Mogo IRA is or will be available under WonderFi's SEDAR+ profile at www.sedarplus.com.

In connection with the entering into of the Cooperation Agreement, KAOS and Mogo also agreed to terminate the Voting Agreement. Mogo has also granted KAOS a right of first refusal over up to 20,000,000 WonderFi Shares that Mogo may sell before the 2026 WonderFi AGM, which applies to the same 20,000,000 WonderFi Shares Mogo agreed to dispose of under the Amended Mogo IRA.

Pursuant to a voting agreement among Mogo and certain other shareholders of WonderFi dated April 2, 2023 (the "Shareholder Voting Agreement"), among other things, until the later of: (i) April 2, 2025, and (ii) the second annual general meeting of WonderFi following the effective date at which directors are elected to the WonderFi Board, subject to the terms of the  Shareholder Voting Agreement, Mogo is required to vote its WonderFi Shares in favour of the size of the WonderFi Board being set at and remaining at nine (9) directors and in favour of certain director nominees to the WonderFi Board, unless a party's obligation to vote their WonderFi Shares in such a manner is terminated earlier following certain specified dispositions of WonderFi Shares by other parties thereto. A copy of the Shareholder Voting Agreement is available under WonderFi's SEDAR+ profile at www.sedarplus.com.

In addition to the foregoing, the WonderFi Shares owned or controlled by Mogo: (i) are currently or will be pledged to DB FSLF 50 LLC ("DB FSLF") pursuant to a Pledge and Security Agreement between Mogo and DB FSLF dated as of June 21, 2019 pursuant to which DB FSLF may, in certain circumstances, exercise certain enforcement rights, including taking control of and exercising the voting rights of, the WonderFi Shares; and (ii) two-thirds of such WonderFi Shares are subject to escrow and shall be released as follows: (A) one-half of such WonderFi Shares released on July 7, 2024, and (B) the balance of such WonderFi Shares not previously released from escrow will be released on January 6, 2025, in either case subject to certain early release conditions.

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Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

See Item 2.2, Item 2.3, Item 5(a) and Item 6.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

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Item 9 – Certification

Certificate

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: May 1, 2024

MOGO INC.

By	(Signed) Greg Feller
Name: Greg Feller
Title: President and Chief Financial Officer

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